ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 8, 2017

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AllianzGI Convertible & Income 2024 Target Term Fund

Ladies and Gentleman:

On behalf of AllianzGI Convertible & Income 2024 Target Term Fund, a Massachusetts business trust (the “Fund”), we are today filing Pre-Effective Amendment No. 1 to the Fund’s Registration Statement No. 333-216945 on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 1 to the Fund’s Registration Statement No. 811-23241 pursuant to the Investment Company Act of 1940 (the “1940 Act”), as amended.

This Pre-Effective Amendment No. 1 is being filed for the purposes of implementing comments provided to us by Mr. Mark Cowan, the Fund’s Securities and Exchange Commission staff reviewer, with respect to the Fund’s Registration Statement under the Securities Act and the 1940 Act, filed on March 24, 2017, and to provide certain other updates.

No fees are required in connection with this filing. Please direct any questions or comments regarding this filing to me at (at 617-951-7831) or to David C. Sullivan (at 617-951-7362).

Regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	David C. Sullivan, Esq.
Jordan M. Marciello, Esq.
Craig Ruckman, Esq.